Vringo, Inc.

44 W. 28th Street

New York, NY 10001

June 19, 2012

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention: Larry Spirgel, Assistant Director

Re:	Vringo, Inc.

Registration Statement on Form S-4

Filed on April 6, 2012 and amended on May 17, 2012, June 1, 2012 and June 12, 2012

File No. 333-180609

Dear Mr. Spirgel:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Vringo, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-4 be accelerated to Wednesday, June 20, 2012, at 5:00 p.m., EST, or as soon as thereafter practicable.

Please note that we acknowledge the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be addressed to Jeffrey P. Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Thank you very much.

Very truly yours,

VRINGO, INC.

/s/ Andrew D, Perlman
Andrew D, Perlman
Chief Executive Officer and President